STUDIO LEGALE

GILIBERTI PAPPALETTERA TRISCORNIA

E ASSOCIATI

VIA VISCONTI DI MODRONE 21 - 20122 MILANO - TEL. 02 76 00 15 85 - FAX 02 78 08 58 - 02 76 02 85 12

CODICE FISCALE E PARTITA IVA 13159210155

Securities and Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Milan, May 9 2008

Cassa Di Risparmio Di Firenze SPA

Subject: ~~Banca CR Firenze S.p.A.~~ – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Banca CR Firenze S.p.A. (the "**Company**"), enclosed please find copy of the press release dated April 10, 2008 by which Borsa Italiana announces the delisting of the Company following a successful take over bid launched by Intesa Sanpaolo S.p.A. that became, jointly with Ente Cassa di Risparmio di Firenze, owner of 100% of the Company's share capital.

This letter and the enclosed document is to be considered the last communication furnished in accordance with the requirements of Rule 12g3-2(b) of the Act.

Please do not hesitate to contact the undersigned with any further questions you may have.

Very truly yours,

Avv. Alessandra Guercia

dlw 7/17

BORSA ITALIANA

AVVISO n.7102	10 Aprile 2008	MTA-Blue Chip

Mittente del comunicato	:	INTESA SANPAOLO
Societa' oggetto dell'Avviso	:	BANCA CR FIRENZE
Oggetto	:	Revoca dalla quotazione - disposizioni di Borsa Italiana; Delisting - provisions of Borsa Italiana

Testo del comunicato

Si veda allegato.

Disposizioni della Borsa

Dal 15/4/2008 le azioni ordinarie Banca CR Firenze (codice ISIN IT0004194970) saranno revocate dalla quotazione.

As of April 15, 2008 Banca CR Firenze ordinary shares (ISIN code IT0004194970) will be delisted.

The Offer described herein is not being, and will not be, made, directly or indirectly, in or into the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Intesa Sanpaolo will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Offer is not being, and will not be, made, directly or indirectly, through the facility of any securities exchange, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation, by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Japan, Australia, or any other jurisdiction outside Italy in which any such offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to acquire securities in the United States of America.

PRESS RELEASE

INTESA SANPAOLO: EXERCISE OF THE SQUEEZE-OUT RIGHT ON CARIFIRENZE ORDINARY SHARES

Torino, Milano, 9 April 2008 – Intesa Sanpaolo S.p.A. ("**Intesa Sanpaolo**") communicates that - as a result of the mandatory public tender offer (the'"**Offer**"), launched pursuant and to the effects of articles 102, 106, par. 1, and 109, par. 1 and 2, of Legislative Decree No. 58 of 24 February 1998, as subsequently amended and integrated (the "**TUF**" – *Testo Unico della Finanza*), in the period from 10 March 2008 to 1 April 2008, on No. 255,569,436 ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Issuer**") – Intesa Sanpaolo and Ente Cassa di Risparmio di Firenze, jointly considered pursuant to art. 109, par. 1 and 2, of TUF, became owners of No. 821,318,695 shares representing 99.093% of the Issuer's share capital.

Therefore, on 15 April 2008, Intesa Sanpaolo - in accordance with the terms announced in the notice published on 3 April 2008 on the daily newspapers "Il Sole 24 Ore", "Milano Finanza", "Finanza e Mercati", "La Nazione" and "Financial Times – international edition" - shall exercise the Squeeze-out Right provided for by art. 111 of TUF on all the 7,517,322 residual ordinary shares of the Issuer subject to the Offer and not tendered in the same (the "**Residual Shares**").

Pursuant to articles 111, par. 2, and 108, par. 3, of TUF, Intesa Sanpaolo shall exercise the Squeeze-out Right at a consideration of 6.735 euro (six/735) for each of the "cum dividend" Residual Shares (that is inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007), equal to the unit consideration of the Offer. In fact, with respect to the calculation of the consideration of the Squeeze-out Right, the mentioned provisions of TUF set forth that, should a shareholding of at least 95% be reached exclusively as a result of the complete-acquisition public tender offer, the consideration of the Squeeze-out Right shall be equal to that of the previous mandatory complete-acquisition public tender offer.

On the basis of the aforementioned consideration, on 15 April 2008, Intesa Sanpaolo shall deposit the amount of 50,629,163.67 euro, equal to the total consideration of the Residual Shares, with the Issuer, Firenze branch, Via Bufalini 4, 50122 Firenze (Italy), giving mandate to the latter to pay the consideration of the Squeeze-out Right. The Issuer shall make the

consequent enrolment in the shareholders' register relating to the transfer of the Residual Shares in favour of Intesa Sanpaolo, pursuant to art. 111, par. 3, of TUF.

Holders of the Residual Shares shall obtain payment of consideration of their Residual Shares directly from their respective intermediaries.

The consideration paid is subject to any financial income tax, whereas banking commissions are to be borne by Intesa Sanpaolo.

Furthermore, please note that, pursuant to art. 2949 of the Italian Civil Code, after the expiry of the five-year term from the date of the aforementioned deposit of the consideration of the Residual Shares, Intesa Sanpaolo shall have the right to obtain the return of the sums deposited as consideration and not collected by those entitled to such sums, without prejudice to the provisions of article 2941 and subsequent ones of the Italian Civil Code.

With reference to the procedure relating to the Squeeze-out Right, on 15 April 2008, the relevant notice will be published on the daily newspapers "Il Sole 24 Ore", "Milano Finanza", "Finanza e Mercati", "La Nazione" and "Financial Times – international edition".

Lastly, please note that Borsa Italiana S.p.A. shall provide for the delisting of the shares of the Issuer from the MTA, the Italian Electronic Share Market, as of 15 April 2008.

Investor Relations
+39.02.87943180
investor.relations@intesasanpaolo.com

Media Relations
+39.02.87963531
stampa@intesasanpaolo.com

group.intesasanpaolo.com

Revoca dalla quotazione in Borsa delle azioni Banca CR Firenze (Codice ISIN IT0004194970)

Provvedimento n. 5828

Vista la delibera Consob n. 11091 del 12 dicembre 1997 in forza della quale Borsa Italiana S.p.A. è stata autorizzata all'esercizio dei mercati da essa organizzati e gestiti a partire dal 2 gennaio 1998;

Visto l'articolo 64, comma 1, lettera c) del D. Lgs 24 febbraio 1998 n. 58 ("TUF");

Visto il Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A. approvato dall'Assemblea ordinaria in data 26 aprile 2007 (di seguito, il "Regolamento"), nonché le relative Istruzioni approvate dal Consiglio di Amministrazione (di seguito, le "Istruzioni");

Visto l'articolo 111 del TUF;

Considerato che Intesa Sanpaolo S.p.A. (l'"Offerente") ha promosso, congiuntamente con l'Ente Cassa di Risparmio di Firenze ai sensi degli articoli 102, 106 comma 1 e 109, commi 1 e 2, del TUF, nel periodo dal 10 marzo 2008 al 1° aprile 2008, un'offerta pubblica di acquisto obbligatoria (l'"Offerta") su n. 255.569.436 azioni emesse dalla Banca CR Firenze S.p.A. (l'"Emittente"), il tutto al fine di ottenere la revoca dalla quotazione delle azioni dell'Emittente;

Considerato che, a seguito dell'Offerta, l'Offerente è venuto a detenere, congiuntamente con l'Ente Cassa di Risparmio di Firenze, complessive n. 821.318.695 azioni ordinarie, pari al 99,093% del capitale sociale dell'Emittente;

Considerato che l'Offerente ha dichiarato che eserciterà il diritto di acquistare - ai sensi dell'art. 111 del TUF - le azioni non portate in adesione all'Offerta adempiendo congiuntamente all'obbligo di acquisto ai sensi dell'art. 108, comma 1, del TUF;

Considerato che, come risulta dal comunicato pubblicato in data 9 aprile 2008, l'Offerente effettuerà in data 15 aprile 2008 il deposito presso l'Emittente del prezzo di acquisto delle azioni non portate in adesione all'Offerta e che, pertanto, a partire dalla medesima data, ai sensi dell'art. 111, comma 3, del TUF avrà efficacia il trasferimento delle suddette azioni a favore dell'Offerente;

Borsa Italiana S.p.A., nelle persone della Dott.ssa Livia Gasperi e dell'Avv. Michele Monti, a ciò autorizzati in forza di procura conferita dall'Amministratore Delegato,

BORSA ITALIANA

1808 2008
200 ANNI
DI BORSA ITALIANA

DISPONE

a decorrere dal 15 aprile 2008, la revoca dalla quotazione nel Mercato Telematico Azionario (MTA) delle azioni Banca CR Firenze S.p.A. (Codice ISIN IT0004194970).

Il presente provvedimento viene comunicato alla Società interessata e alla Consob e pubblicato tramite Avviso.

Milano, 10 aprile 2008

Borsa Italiana S.p.A.

Livia Gasperi   Michele Monti

END